Technical Report of the Section 19 and 29 Portions
of the Crownpoint Property
McKinley County, New Mexico

Report prepared by
Gregory Myers Ph.D.

AUSIMM Chartered Professional Geologist
Washington State Professional Geologist
Dorado Minerals
18926 240th Ave. NE
Woodinville, WA 98077

Date: April 7 , 2006

CONTENTS OF THE TECHNICAL REPORT

Item 1:	Title Page
Item 2	Table of Contents
Item 3	Summary
Item 4	Introduction and Terms of Reference
Item 5	Disclaimer
Item 6	Property Description and Location
Item 7	Accessibility, Climate, Local Resources, Infrastructure and Physiography
Item 8	History
Item 9	Geological Setting
Item 10	Deposit Types
Item 11	Mineralization
Item 12	Exploration
Item 13	Drilling
Item 14	Sampling Method and Approach
Item 15	Sample Preparation, Analyses and Security
Item 16	Data Verification
Item 17	Adjacent Properties
Item 18	Mineral Processing and Metallurgical Testing
Item 19	Mineral Resource and Mineral Reserve Estimates
Item 20	Other Relevant Data and Information
Item 21	Interpretation and Conclusions
Item 22	Recommendations
Item 23	References
Item 24	Date
Item 26	Illustrations

Figures

Figure 6-1	Property Location Map
Figure 6-2.	Claim Map in local and UTM space with Township, Range, and Sections
Figure 6-3	Location of mineral zone and claim block
Figure 7-1.	Topographic map of the Property Area
Figure 9-1	Regional Tectonic Map
Figure 9-2	Regional Geologic Cross-Section
Figure 9-3	Stratigraphic Column
Figure 9-4.	Regional Geologic Map
Figure 9-5	Example of a Gamma-Resistivity Log of Drill hole 142 Section 29
Figure 10-1	Idealized Mineralization Model of a Roll-Front Uranium Deposit
Figure 13-1.	Drill hole Location Map Section 19
Figure 13-2	Drill hole Location Map Section 29
Figure 18-1	Schematic Extraction Well Configuration
Figure 18-2	Typical Well Field Layout
Figure 18-3	Extraction Process Flow Sheet
Figure 18-4	Layout of Extraction Plant

Figure 19-1.	Uranium Concentration in Pregnant Solution versus Head Grade
Figure 19-2.	Cumulative Histogram of eU3O8 values

Figures included in the Appendices

Figure A-1	Bench 4780 Section 19
Figure A-2.	Bench 4800 Section 19
Figure A-3	Bench 4820 Section 19
Figure A-4	Bench 4840 Section 19
Figure A-5	Bench 4860 Section 19
Figure A-6	Bench 4880 Section 19
Figure A-7	Bench 4900 Section 19
Figure A-8	Bench 4920 Section 19
Figure A-9	Bench 4940 Section 19
Figure A-10	Bench 4960 Section 19
Figure A-11	Bench 4980 Section 19
Figure B-1	Bench 4840 Section 29
Figure B-2	Bench 4860 Section 29
Figure B-3	Bench 4880 Section 29
Figure B-4	Bench 4900 Section 29
Figure B-5	Bench 4920 Section 29
Figure B-6	Bench 4940 Section 29
Figure B-7	Bench 4960 Section 29
Figure B-8	Bench 4980 Section 29
Figure B-9	Bench 5000 Section 29
Figure B-10	Bench 5020 Section 29
Figure B-11	Bench 5040 Section 29
Figure B-12	Bench 5060 Section 29
Figure B-13	Bench 5080 Section 29
Figure B-14	Bench 5100 Section 29
Figure B-15	Bench 5120 Section 29

Tables

Table 3-1	Resource and Drilling Data
Table 8-1	Number of Holes, and Total Footage of Drilling in Resource Database
Table 8-2.	Conoco and HRI "Reserve" statements
Table 15-1	Tabulation of Conoco Disequilibrium Studies
Table 19-1	2006 Crownpoint Section 19 and 29 Resource Statement
Table 19-2	Relationship of Cutoff Grade to Average Grade and Economics
Table 19-3	Population Statistics of eU3O8 Values at Various Cutoff Grades
Table 19-4	2006 Section 19 Mineral Resource Calculations for 10 Foot Bench Plans
Table 19-5	2006 Section 29 Mineral Resource Calculations for 10 Foot Bench Plans
Table 19-5	Dry Density Values for Various Rock Types
Table 22-1	Recommended Pre-Feasibility Confirmation and Exploration Program

Table 22-2	Recommended Feasibility Study Program

Plates

Plate 7-1.	View of the Crownpoint project area in Section 29.
Plate 7-2	View of the HRI processing plan in Section 24.

Appendices

A.	Representative Benches from Resource Model

Item 3: Summary

     The Section 19 and 29 portions of the Crownpoint Property are located in Northwestern New Mexico, approximately 125 miles northwest of Albuquerque and just to the west of the small town of Crownpoint. Quincy Energy Corp (Quincy) has entered into an Option Agreement with NZ URANIUM, LLC (NZU) the owner of a 100% interest in the Sections 19 and 29 portions of the property. Quincy can purchase up to 80% of NZU's position. This agreement also includes the Section 24 portion of the property and the subject of a previous 43-101 report (March 2, 2006).

     Continental Oil (Conoco) conducted an extensive exploration and evaluation program on the property in the 1970's, investigating the uranium mineralization with the goal of putting the project into production. Conoco completed at least 325 rotary and diamond core drill holes in the area of the resource. Conoco and HRI completed a pre-feasibility study defining a significant U3O8 resource. The eU3O8value is based on the conversion of the radiometric gamma log determination of radioactive mineral to calculated uranium content. True U3O8values (U3O8) are obtained from direct chemical assay results. A summary table of alternative analyses are included in the current database and the conclusion is that the eU3O8 values are reasonable grade estimates.

     Uranium mineralization at Crownpoint is hosted in sandstone beds of the Westwater Canyon Member of the Morrison Formation. The mineralization represents secondarily enriched uranium bodies which are controlled by porous and permeable stratigraphic units and structural zones. The indicated resource calculated in this study for Section 19 and the west half of section 29 Township 17 North and Range12 West is 7.06 million tons at an average grade of 0. 857% eU3O8or 13.672 million pounds of U3O8 (Table 3-1), using a 0.04% eU3O8cutoff. The mineralized trend on the Quincy

     Crownpoint Properties is approximately 11,000 feet long and 1500 feet wide. Within this zone the individual ore bodies form discontinuous, stacked, lenses. The individual mineralized lenses are typically a few hundred to a thousand feet long, up to 300 feet wide and 0.5 foot to over 50 feet in true thickness. Studies completed by HRI indicate in situ leach (ISL) recoveries of 70% to 75% are probable. Generative work programs have not been conducted on the property since 1980. Quincy has not completed any work on the project beyond the review of the Conoco data for this study and bases this resource estimation on that database. The author considers the database to be reliable although incomplete and finds the project to be of high merit. Further exploration and evaluation programs are recommended.

Table 3-1.
2006 Indicated Resource and Historic Drilling Data Support.

	Million Tons	Grade % eU3O8	Millions of Pounds of U3O8	# of Core Drill holes	Approximate Drill hole Spacing
Sec. 19	2.80	0.0914	5.634	162	200 Feet
Sec. 29 W/2	4.26	0.0857	8.038	163	200 Feet

Item 4: Introduction and Terms of Reference

     The term of reference for this report is to determine if the subject uranium property, for which Quincy Energy Corp ("Quincy") has entered into a Option Agreement with the owner NZ URANIUM, LLC (NZU) is of sufficient merit to warrant further exploration activities and advanced engineering studies.

Statement of the person for whom the report was prepared:

“The subject report was commissioned by Quincy Energy Corp. for the purpose of confirming a historic uranium resource and bring this resource up to modern industry standards. As a significant body of exploration data previously existed for the deposit, and an historical pre-Feasibility study was completed by Conoco, work performed for the subject report was limited to: a) compilation of all available data, b) a site visit to confirm historic drill hole locations and infrastructure, and c) an independent recalculation of mineral resources to confirm previous estimates by Conoco and HRI.”

Work that remains to be done in the context of industry standards for development of mineral resources includes: infill drilling and drilling for geotechnical and metallurgical samples, metallurgical testing, site selection for mine infrastructure, calculation of mineral reserves, and permitting. This work was beyond the scope of the commissioned report”

-Art Ettlinger, President and COO, Quincy Energy Corp.

     This report is based on the database generated by Conoco during its exploration program in the 1970's. The database includes the original gamma ray and resisitivity downhole geophysical logs and a tabulation of eU3O for 325 drill holes and summary reports.

     The author visited the property on September 17, 2005. A tour of the property was completed to identify property boundaries and any disturbance remaing from the exploration activities completed in the 1970's. All previous disturbance related to exploration has been reclaimed and old drillsites were not found.

Item 5: Disclaimer

     The data used to prepare this report was collected by a previous property owner. These exploration and evaluation activities took place during the 1970's. The procedures implemented by these operators are well documented and follow industry standard procedures and best practices. Drillcore samples are reported to be stored at the HRI facilities in Crownpoint, but Quincy has not had access to the core as of this reporting. An extensive database of drill hole gamma logs, and supporting reports were critically reviewed. The author believes the data and subsequent evaluations to be reliable.

Item 6: Property Description and Location

     The Section 19 portion of the Crownpoint Property includes all of the Section and covers an area of 640 acres, approximately 259 hectares, comprised of fee simple interest lands. The Section 29 portion of the Property includes the Western half of the Section, approximately 320 acres or 129.5 hectares.

     The Property is located in Northwestern New Mexico in McKinley County (Fig. 6-1) on the USGS Crownpoint 7.5 Minute Quadrangle topographic map. The legal description of the property refers to the entire area of Section 19 and the western half of Section 29 Township 17 North Range 12 West. The Southwest corner of Section 19 is identified by the UTM Coordinates 756,781 east and 3,952,152 north in UTM Zone 12S on the NAD 27 Clarke66 map base. A local mine grid was established by Conoco during the exploration program in the 1970's and was used for all exploration activites using Imperial Units. The local grid point 401,965 east and 1,702,569 north corresponds to SW corner of Section 19 (Fig. 6-2). All drill hole collars and drill sections are in Imperial Units on the local coordinates grid. All cross-sections use the same scale vertical and horizontal so there is no distortion or exaggeration. The bench level designations (5100, 5200, etc.) are elevations in feet above mean sea level.

     The property is part of the checkerboard of deeded sections, which include surface and mineral rights. The deeds were granted to the Railroads in 1866 and have passed through several railroad companies, most recently the St. Louis-San Francisco Railway Company. The NZ Land Company was formed in 1908 and took deed and management of the land grants. The NZ Uranium LLC was spun off to control the lands in the uranium trend of New Mexico and Arizona in 2002.

     Quincy has executed an Option agreement with the property owner, NZU, to acquire a 65% Interest in the Crownpoint Property. Section 19 and the west half of Section 29, the subjects of this report. These properties are one portion of the overall agreement, which also includes most of the Southeast Quarter of Section 24 (Fig. 6-3). Resources contained in Section 24 was the subject of a previous NI 43-101 report (March 2, 2006). The purchase agreement terms reported here apply to all of the properties. Quincy was required to pay the sum of $350,000 to execute the Option Grant and issue 3,000,000 unemcumbered shares to NZU. The agreement requires Quincy to incur a total of $4,000,000 in exploration expenditures on the Property over a four year period and the issuance of an additional 3,150,000 fully paid shares to NZU. The staged work requirements are $500,000 in year one, $750,000 in year two, $1,250,000 in year three, and $1,500,000 in year four. Quincy has the ability to acquire an additional 15% interest, bringing their share to 80%, with the 100% funding of a Feasibility Study and the issue of an additional 750,000 shares.

     No land alienation for parks, archaeological sites, or special management zones are known to exist. The Navajo Reservation is located approximately 10 miles to the northwest of the property and no claims to historic, surface, or mineral rights by the Navajo Nation are known. The Navajo Nation has declared a uranium mining moratorium on Indian Lands. The definition of Indian Lands is not clear and HRI/URI is in the process of challenging the Navajo Nation in court while permitting a portion of their holdings in the Crownpoint and Unit 1 Areas. Unit 1 is approximately 6 miles west of Crownpoint.

     The Section 19 and 29 Crownpoint mineral resource is part of a regional zone of sandstone hosted uranium mineralization. The mineralization continues off the property to the northwest and the southeast and these extensions are controlled by NZU/Quincy and other property owners. Preparation for mining in the late 1970's resulted in the construction of storage and mine support buildings and a few lined settling ponds, which are unused. The office and warehouse facilities are currently being used by HRI for data and sample storage and office space. The facility is fully within the Quincy-NZU portion of Section 24.

     The property is not subject to any liens or other encumbrances.

     The previous drilling generally did not require the construction of drillpads or drill roads on the gently undulating topography. Any pads which required work appear to be reclaimed.

     Permits for the next stage of exploration activities are not in place. Exploration permit applications are submitted to the Departments of: Environment, Game & Fish, Office of Cultural Affairs (for archaeological purposes), State Engineers, and State Forestry. Restrictions or delays are not expected in the exploration permitting process. HRI is currently in the permitting process to initiate production in the Crownpoint area.

Item 7: Accessibility, Climate, Local Resources, Infrastructure and Physiography

     The Crownpoint property occurs on the northern flank of an unnamed mountain range which consists of rimrock plateaus and steep, incised canyons, just northwest of the Continental Divide. The property lies north of the Puerco River and Hosta Butte, the most prominent geographic features in the area. The mountain peaks are as high as 7900 feet within two miles south of the property with elevations in the immediate project area of about 6700 feet above mean sea level (Fig.7-1). Vegetation consists of low desert sage, pinion pines, and thin grasses in an arid, high desert climate (Plate 7-1).

     The property is accessed from the south by Highway 371 and from the north by Highway 57 at Crownpoint, New Mexico. Highway 9 goes west from Crownpoint, just to the north of the project area with local roads providing good access to most of the project area.

    Albuquerque, New Mexico, host to about 450,000 residents, is located approximately 125 miles to the east on Highway 40 and provides a transportation and supply hub for the area.

     The climate of the property area is typical of the high New Mexico Canyonlands desert with summer temperatures commonly in the mid 80'so F and winter temperatures averaging in the mid teens o F. Rain and snow are minimal, averaging about 10 inches per year. The operating season for an in situ leach (ISL) facility would be minimally affected by weather conditions.

     The surface rights of the property area are partially controlled by NZU, HRI, and some private property holders. The surface rights have not been removed from development and are not under other restrictions. The property is outside of the Navajo Reservation and is situated on the western edge of the small town of Crownpoint. The area has good access to power and water. Surface water is absent except during extended periods of rain. The terrain is hilly and well drained. A workforce exists within a 100 mile radius.

     A mine site was developed and several warehouses and office buildings were constructed by Conoco in the 1970's. Three shafts were sunk and originally the mine plan called for underground extraction with surface processing. The project is now expected to be mined by ISL technolgy and will have a minimal footprint for mineral processing. ISL leaches the mineralized zone in place, by injecting oxygenated water into the mineralized sandstone and pumping the pregnant solution from extraction wells. ISL mining techniques do not generate mine tailings or waste dumps and the primary concern is water processing.

     The general area is host to archeological and cultural sites. Members of the local Navajo Council do not believe that areas of historic concern exist within the property boundaries.

Item 8: History

     The property is part of the checkerboard of deeded railroad sections, which include surface and mineral rights. Congress chartered the Atlantic and Pacific Railroad Company (the "A&P") in 1866. The A&P was purchased in bankruptcy proceedings by the St. Louis-San Francisco Railway Company, commonly called the "Frisco." Frisco and the Atchison Topeka and Santa Fe Railway Company formed a joint venture in 1880 and used the old A&P charter to build a railroad line, earning millions of acres of federal grant fee lands in New Mexico and Arizona with surface and mineral rights.

     Frisco incorporated New Mexico and Arizona Land Company in 1908 in what was then the Territory of Arizona to hold its grant lands until they could be sold. Uranium was discovered on the grant lands in New Mexico in 1968. In the 1980's NZ turned its principal focus from rural to urban real estate investing and development. After a period of aggressive real estate investing, NZ expanded into bridge financing of real estate. New emphasis was placed on the liquidation of NZ's historic assets.

     After a series of mergers and changes in controlling parties, Robert M. Worsley purchased the remaining rural assets in March 2002. The originally incorporated name of New Mexico and Arizona Land Company was retained and formed into a limited liability corporation. The NZ Uranium LLC was spun off to control the lands in the uranium trend of New Mexico and Arizona in 2002.

     Uranium exploration in the area began in the 1950's and continued through 1978. During this period more than 123,000 tonnes of uranium oxide were extracted from the Grants Uranium Belt, representing 40% of the United States production (Chenoweth and Holden, 1980).

     Conoco completed at least 162 drill holes in Section 19 and 163 drillholes in Section 29 in the 1970's, totaling at least 667,000 feet (Table 8-1). The total depth of the drilling is estimated because the radiometric drill logs do not state the total depth drilled and a drill hole tabulation with collar information and total depth drilled was not included in the NZU database. The Conoco drilling program intersected multiple flat-lying mineralized zones, which in places are over 50 feet thick and average approximately 0.09% eU3O8. These 325 drill holes were radiometrically logged and make up the basis for this resource calculation and technical review.

     Conoco began development of the resource in Section 24 and constructed a plant facility, leach ponds, and access and production shafts to the mineralized horizons. Falling uranium prices in the late 1970's and early 1980's resulted in the termination of the development.

Table 8-1.
Number of Holes, and Total Footage, of Drilling in Resource Database

Company	# of Drill holes	Minimum Total Footage
Conoco Section 19	162	342,000
Conoco Section 29	163	325,000

     Conoco reported "mineral reserves" for the Crownpoint Project, Sections 19 and the west half of Section 29 in 1976 and 1979. The updated 1979 "reserve" was 4.67 million tons grading 0.17 % eU3O8, ,or 14.5 million pounds of U3O8, using a mineral zone cutoff of 6 feet averaging 0.09% eU3O8(Table 8-2). HRI stated an updated 1997 "proven reserve" for the the same area of 19.5million pounds of U3O8. This "reserve" stated by HRI does not define the contained tons or grade of mineralization in documents included in the NZU data package just the number of pounds of U3O8. Public disclosure of the HRI reserves could not be found. The stated "reserve" by Conoco and HRI does not meet the Proven or Probable Reserve definition stated in NI 43-101. The "reserve" was estimated by compiling the grade times thicknes values in drill holes for each mineralized horizon and then contouring the values on a plan map. The mineralized zones were compiled on plan maps and the bodies were interpreted to form linear zones controlled by paleo river channels. The mineralized bodies were extended between barren drill holes in order to extend the body to the next mineralized drill hole. The volume of the interpreted body was multiplied by the grade times thickness product to give the pounds of contained eU3O8. Mineralization cross-sections are not included in the data base and detailed documentation of the Conoco and HRI "reserve" is not contained in the database files.

Table 8-2.
"Mineral Reserve" of the Crownpoint Uranium Project

	Tons	GradeeU3O8%	Contained eU3O8 Pounds
1997 HRI* Sec 19	not reported	not reported	7.637 million
1997 HRI* Sec 29	not reported	not reported	11.870 million
1979 Conoco* Sec 19	1.8 million	0.15	4.01 million
1979 Conoco* Sec 29	2.87 million	0.183	10.517 million

The term mineral reserve was used by HRI and Conoco and does not meet the definition of Mineral Reserve, Proven, Probable, or Possible as required by NI 43-101.

* The Conoco reserve was for underground extraction while the HRI reserve is for ISL extraction and different cutoff grades were used.

The Crownpoint property has not had any production.

Item 9: Geological Setting

Regional Geologic Setting

     The Crownpoint area of New Mexico lies on the Chaco Slope of the San Juan sedimentary basin, a large regional depression approximately 100 miles in diameter (Fig. 9-1). The basement rocks which underlie the basin consist of Pre-Cambrian rocks including granite and quartzite (Brister and Hoffman, 2002). The sediments within the basin are up to 15,000 feet thick and consist dominantly of sandstone, siltstone, and shale with minor limestone (Fig. 9-2). The sediments are mostly derived from a continental source including volcanic and igneous rocks and were deposited in an inland seaway. The sediments vary from marine to fresh water. The basin is asymmetric with the southern limb gently dipping to the north and the northern limb dipping steeply to the south (Kernodle 1996 and Stone and others, 1983).

     The oldest sedimentary rocks in the basin consist of Pennsylvanian to Permian rocks which are dominantly of marine origin and include limestone, shale, sandstone, and gypsum (Aubrey, 1992). These Paleozoic rocks host most of the oil and gas fields in the area. Triassic rocks overlie the Paleozoic marine rocks. The Triassic Chinle Group and Rock Point Formation are dominantly non-marine and include sandstone, siltstone, and mudstone of fluvial origins. Jurassic sandstones overlie the Triassic sediments and include the Entrada Sandstone and the Morrison Formation (Dam et. al., 1990 and Anderson and Lucas, 1995). The Entrada Sandstone was formed by wind-blown sand dunes and hosts many oil and gas fields while the Morrison Formation consists of fluvial sandstone, siltstone, and shale and hosts most of the uranium deposits in the region (Brister and Hoffman, 2002). Probable uplift and erosion took place during the Early Cretaceous period and no sediments are known to exist for this time. An inland seaway developed by the Mid to Late Cretaceous comprised by the Dakota and Mancos Shale

      Formations, a sequence of marine and non marine shoreline sediments. The marine sediments include sandstone, shale and thin limestone beds. Sandstone, mudstone, and coal formed along the coastal plains and non-marine rocks include sandstone, mudstone, and conglomerate (Brister and Hoffman, 2002). The Late Cretaceous rocks, the Mesa Verde Group, were formed in a transgressive-regressive, marine-non-marine cycle. Non-marine sediments dominate the Tertiary sandstone, shale, and conglomerate which were deposited in stream channels, floodplains, lakes, and as windblown sands (Brister and Hoffman, 2002).

Local Geology

     The upper Jurassic Morrison Formation is the primary host for uranium mineralization in the Crownpoint area. The Recapture Member shale is the basal unit of the Morrison Formation and is approximately 255 feet thick (Fig. 9-3). The Member consists of shaley siltstone and mudstone with discontinuous lenses of sandstone. The Recapture shale does not host any significant uranium occurrences. The Westwater Member overlies the Recapture Member and is approximately 350 feet thick (Hilpert, 1969). The Westwater consists of fine-grained to coarse-grained feldspathic, poorly sorted sandstone with conglomeritic zones (Ristorcelli, 1980 and Anderson and Lucas, 1995). Mudstone to shale forms continuous and discontinuous beds and lenses (Fig. 9-4) (Peterson, 1980). The Westwater is the most important host to uranium mineralization, which most commonly occurs in the sandstone units. Thin shaley interbeds often bound the sandstone beds (Fig. 9-5).

     The Brushy Basin Shale Member overlies the Westwater and is the uppermost Member of the Morrison Formation. The Brushy Basin Shale is about 115 feet thick and consists mostly of mudstone with thin sandstone lenses (Turner-Peterson, 1987). The Brushy Basin Shale occasionally hosts uranium mineralization in the sandstone lenses.

     The Cretaceous Dakota Formation overlies the Morrison Formation and consists of fine to medium grained, well sorted sandstone with siltstone and shale interbeds. The Formation is about 160 feet thick and occasionally hosts uranium mineralization. The Cretaceous Mancos Shale Formation overlies the Dakota Formation and consists of three Members. The lowermost Whitewater Arroyo Shale Member is about 90 feet thick, the middle Two Wells Sandstone Member is about 30 feet thick and the uppermost Mancos Shale Member is about 650 feet (Hilpert, 1963).

     The Cretaceous Mesa Verde Group overlies the Mancos Shale Formation and includes the Gallup Formation, the Crevasse Canyon Formation, and the Point Lookout Formation. The basal Gallup Formation is a gray to tan medium to fine-grained, well sorted, calcareous sandstone with cross-bedding. The Gallup Sandstone is about 80 feet thick in the Crownpoint area. The Crevasse Canyon Formation overlies the Gallup Sandstone and varies from 490 to 750 feet thick. The basal unit of the Formation is the Dilco Coal Member which is 120 to 180 feet thick and consists of interbedded sandstone, siltstone, shale and coal beds. The Stray Sandstone overlies the Dilco Coal Member and is comprised of grey to white, well sorted, medium grained sandstone. The Stray

     Sandstone is about 65 feet thick. The Mulatto Tongue of the Mancos Shale is about 340 feet thick and overlies the Stray Sandstone. This Member consists of shale, siltstone, and marine sandstone. The Dalton Sandstone Member is above the Mulatto Shale and is about 60 feet thick. The Dalton Sandstone is a light gray very fine grained to fine grained marine sandstone. The Gibson Coal Member is the uppermost member of the Crevasse Canyon formation. The Gibson Coal Member is about 235 feet thick and consists of interbedded sandstone, siltstone, shale and coal. The Point Lookout Formation is represented by the Hosta Member in the Crownpoint area. The Hosta Member is a light colored, fine to medium-grained sandstone which is a prominent cliff former. The Mesa Verde Group is not a known host to economic uranium mineralization.

Structure

     The sedimentary rocks of the San Juan Basin form a gently dipping monocline in the Grants-Gallup area known as the Chaco Slope (Brister and Hoffman, 2002). The beds generally dip to the north with localized variations due to undulations and minor deformation. The beds in the project area are gently dipping to the north.

     The Zuni Uplift is located to the south of the project area and formed the Zuni Mountains (Robertson 1986). This uplift may have provided the groundwater flow regime which aided in the dissolution of uranium bearing minerals in the oxidizing groundwater, causing downdip transport toward the project area.

Alteration

    Alteration is not described on any drill logs or discussed in any reports obtained in the data base beyond the mention of oxidized or reduced. No discussion is made of mineralogy or other features. Oxidized and reduced sandstone beds in other areas are often discernible by color, where oxidized units are reddish from iron oxides and reduced beds are green to gray due to organic compounds, reduced iron compounds, or clay-chlorite assemblages. Generally the Westwater Canyon sandstone units to the south of the mineralized zone are oxidized and the sandstone downdip to the north is reduced.

Item 10: Deposit Types

     Sandstone hosted uranium deposits occur in many of the world's large sedimentary basins, which contain sediments derived from volcanic or plutonic rocks. Weathering causes the insoluble U4+ ion, contained in the sediments derived from igneous rocks, to convert to the U6+ uranyl ion, which is soluble in oxidized groundwater. The uranium ions are carried along with the groundwater as it migrates through the permeable sedimentary rocks. The mineral bearing fluids deposit secondary uranium minerals, such as uraninite or coffinite, when the waters encounter reductants in the sediments, such as organic material in the sandstones. The mineralized body forms a crescent shaped tube-like body along the oxidizing-reducing front, with oxidized sediments updip of the deposit and reduced sediments downdip (Fig. 10-1). The deposit migrates slowly downdip with the re-deposition of uranium at the leading edge of the body on the reduced front as the back edge of the body slowly dissolves with the down gradient movement of the oxidized groundwater. These deposits are referred to as roll front deposits due to their depositional process and morphology.

Item 11: Mineralization

     The oxidized-reduced contact zone within the Westwater Canyon Member crosses the Quincy Crownpoint Properties, trends about N400W, and is approximately 11,000 feet long and 1500 feet wide. Within this zone the individual ore bodies form discontinuous, stacked, lenses, typically a few hundred to a thousand feet long, up to 300 feet wide and 0.5 foot to over 50 feet in true thickness. The Crownpoint uranium mineralization forms stratabound bodies in the sandstone of the Westwater Canyon Member. The mineralized beds range from nearly horizontal to moderately dipping (up to 10o). The mineralization forms irregular linear zones and pods at several stratigraphic horizons within the Westwater Canyon sandstone. Drill logs included in the data base do not describe the lithology or alteration assemblages encountered and only include gamma ray and electrical logs. The electrical logs identify the sandstone beds and shale horizons. The sandstone units range from a few feet thick to over 75 feet thick. The shale interbeds are generally thin and range from a couple of feet to about 30 feet.

     Mineralization is associated with the porous and permeable sandstone which contained elevated concentrations of organic material, often as coatings on sand grains (EPA, 1994). Organic material deposited in sandbars within the braided or meandering stream systems of the Westwater Canyon Member controlled the lenticular and pod like ore zones. Uranium minerals which have been identified in various studies include coffinite, uraninite, andersonite, bayleyite, uranophane, tyuyamunite, and carnotite (Hilpert, 1963 and Peterson, 1980)

Item 12: Exploration

     Quincy has not conducted any physical work on the Crownpoint property beyond a data package review and critical evaluation of the data for this report.

     The author collected GPS UTM coordinate information during the field visit sufficient to confirm the location of the Conoco local mine grid.

Item 13: Drilling

     This report is based on equivalent uranium grade determinations from downhole gamma logs of 325 drill holes totaling at least 667,000 feet. Drilling was completed by Conoco in the 1970's. Quincy has not completed any drilling or other generative work.

     The drill holes have an average total depth of approximately 2025 feet with the deepest hole being at least 2250 feet. All drill holes were vertical. The drill holes are spaced approximately 200 feet apart on an irregular grid (Figs. 13-1 and 13-2). Drill hole collar locations are not written on the individual gamma logs. The Conoco tabulation of drill hole coordinates is assumed to accurately represent the location of the drill hole collar. Drill sites were not identified in the field. Downhole surveys were completed on an irregular basis and consist of an x and y deviation from the collar and true elevation in or near the mineralized zones. The survey data was collected about every 50 feet in the target zone. Continuous downhole surveys were not completed. The surveyed drill hole data was not incorporated into the mineral model on bench plans due to the lack of complete data.

     Diamond core drill holes appear to comprise the drilling completed on the project although the drilling method and type is not documented in the existing database. It is not clear if core samples were recovered from all the drill holes and preserved, as no descriptions or logs exist in the database and access to the HRI warehouse was not obtained during the field review period.

     Downhole gamma probe surveys of the drill holes collected readings every 0.5 foot. Mineralization ranges from a couple of feet thick to over 50 feet thick true thickness in nearly horizontal stratabound layers. The gamma probe sampling interval was sufficient to define the mineralized horizons in detail. The mineralized intercepts are approximately the true thickness of the mineralization.

Item 14: Sampling Method and Approach

     Measurement of the uranium concentration in drill holes was made with radiometric logging of the drill holes throughout the entire resource area. Direct chemical confirmation analyses are not included in the data base and only a brief summary of check analyses are included in old Conoco reports. Radiometric logging of the drill holes was completed by an unknown geophysical logging company, possibly a Conoco in house group. Natural gamma (counts/second, or cps), self potential (millivolts), and resistance (ohms) were recorded at 1/2 foot increments on magnetic tape and then processed by computer to graphically reproducible form. The eU3O8% conversions from the gamma log data were calculated using the raw natural gamma counts multiplied by the K-factor times 0.00002 (eU3O8% = (gamma cps) x (K-factor) x (0.00002)) .

     Downhole geophysical survey results are affected by several factors. The survey tool is either lowered down on open hole or is lowered inside the drill pipe. The radiation counts are most representative in a dry open hole. The presence of water in the hole or a survey through the drill pipe returns gamma count values which are lower than those collected in an open hole or a dry hole and return equivalent uranium values that are lower than the actual concentration. The use of the pipe correction in an open hole or the use of a water factor in a dry hole would result in calculated uranium values that are higher than actual values. The logs identify the K-factor and water factor for the drill holes but pipe factors are not included. It is not known if the correction factors were used in the calculated uranium values in the Conoco database. In general, natural gamma values tend to underestimate U3O8 values and the stated U3O8 values used in the grade calculations are considered to be a conservative estimate of grade.

     The sample quality is considered to be acceptable and representative of uranium values within the range of acceptable analytical error.

     Downhole geophysical surveys collected data on 0.5 foot intervals regardless of rock type or alteration, eliminating any sampling bias. High grade intervals exist and extend with fairly consistent values laterally for several hundred feet. The high grade values have not been cut or weighted for the calculation of the average grade of a bench.

     The database consists of more than 33,000 one half foot original gamma probe readings which were used to calculate the resource model. The model benches presented in Appendix A and B post the 10 foot composite grade average for each drill hole.

Item 15: Sample Preparation, Analyses and Security

     The original geophysical data aquisition was completed by Conoco. Quincy has not conducted any sampling or geophysical analyses of mineralization used in this evaluation.

     This resource calculation is based on the eU3O8% gamma log conversion values to identify the ore zone and calculate an average grade for the model discussed. The procedures implemented for the radiometric downhole surveys are discussed in Item 14 and Item 16.

     Conoco evaluated the quality of the gamma log results by analyzing the estimated concentration of uranium and the true values based on chemical analyses. The evaluation of uranium disequilibrium is a common study completed to determine data quality. Disequilibrium is the imbalance between the uranium content and the radioactivity emitted by a given volume of mineralized rock. This imbalance is caused by either differential mobilization of the more soluble uranium from the deposition site, relative to its daughter isotopes, or by a lack of time for the accumulation of the daughter isotopes to reach a state of equilibrium after the uranium has been deposited. Generally when the decay series is in equilibrium the gamma plus beta radiation is proportional to the amount of uranium present. Disequilibrium is particularly prevalent in sandstone-hosted uranium deposits, where mobilization of the uranium out of the original deposition site results in an overestimation of the uranium content, based on radiometric measurements. Conversely, in a geologically young environment, a deficiency of daughters relative to uranium will cause an underestimation of uranium content based on radiometric methods. The degree of disequilibrium may vary from place to place within a deposit.

     Conoco conducted disequilibrium studies to confirm the eU3O8% values calculated from the gamma logs. Fifty mineralized intervals were analysed from 24 drill holes totaling 348 individual samples and the results were presented in a 1979 summary report. The author of the report was not identified and supporting data is not included with the report or within the database reviewed by Quincy. The disequilibrium studies completed chemical analyses, repeat gamma log analyses, and closed can analyses of the same core intervals. Conoco completed three studies to evaluate the data quality:

1). A comparison of the composite grade time thickness product of cored mineral intervals which had been assayed chemically to the corresponding intervals as represented radiometrically on the computer log printout.

2). Regression analysis of the radiometric/chemical assay pairs, disregarding interval thickness, derived in the core/gamma log interval comparison above.

3). Regression analysis of closed-can gamma/chemical assay pairs.

     Conoco's study showed a range from a slight chemical depletion (3%) to a moderate enrichment (13%) of the eU3O8% (Table 15-1). The regression analysis of the closed can gamma and chemical analyses indicate the deposits are essentially in 1:1 equilibrium. Cononco concluded that the gamma log values tend to underestimate the actual chemical grade.

     Chemical assay determination of uranium content is probably more reliable than the calculated equivalent uranium content obtained from the gamma logs. Future drilling programs and grade confirmation studies should utilize uranium assays rather than equivalent uranium values calculated from radiometric surveys. The indicated resource grade is based on the equivalent uranium values, from the gamma conversions, and is probably a reasonable grade estimate.

Table 15-1
Tabulation of Conoco Disequilibrium Studies.

Section	DF GxT (chemical assay)/GxT gamma log	# of intercepts # of holes	DF at 0.18% eU3O8% Regression analysis of assay pairs from core- gamma log interval comparison	# of samples	DF at 0.18% eU3O8% Regression analysis of of closed can gamma versus chemical analysis
29	1.13	25 intercepts 11 drill holes	1.13	135	1.06
24	1.02	11 intercepts 6 drill holes	1.01	118	0.97
19	1.11	14 intercepts 7 drill holes	1.11	95	1.08

DF is the disequilibrium factor GxT is the grade times thickness value

     The closed can eU3O8% value represents the amount of uranium which would need to be present to support, under equilibrium conditions, the observed amount of 226Ra in the sample. The value is determined by making the gamma activity measurements in the sample before and after sealing in an airtight container for sufficient time to allow the short-lived daughters of 226Ra to approach equilibrium. Loss of radon can occur during sampling, transporting, or preparing of samples for analysis. The value for % Radon Loss is included in the report to indicate the magnitude of disequilibrium arising from this possibility. The studies of disequilibrium and true grade are incomplete and further work is required to fully understand disequilibrium conditions and actual uranium content of the mineralized horizons.

     The author believes the original gamma log data and subsequent conversion to eU3O8% values to be a reliable estimate of the U3O8grade. The Conoco records available to Quincy for this review are incomplete but it is believed that Conoco followed best practices standards of companies participating in uranium exploration and development. Onsite collection of the downhole gamma data and onsite data conversion limits the possiblity of sample contamination or tampering.

Item 16: Data Verification

     The percentage of eU3O8contained in drill holes was calculated from the downhole gamma logs at the time of the drilling and surveys. Original data was collected on 0.5 foot intervals and converted to eU3O8% using the formula given in Item 14. The data available for this analysis were the original gamma logs and and grade summary tables for each drill hole. The original logs and the tabulated data were compared to verify the values and there is a reasonable correlation in values. The tabulated data was scanned and entered into an ACCESS database along with collar location data. The scanned data was checked and confirmed and the current database is estimated to be essentially error free. Further verification and correction of the data was completed during sectional interpretations.

     The original downhole gamma logs have been reviewed in detail. Diamond core samples are reportedly stored in the HRI facility at Crownpoint but it has not been possible to resample the mineralized intervals to confirm assay values in comparison to gamma log estimations. Check assays of selected core sample are recommended in the next phase of work. Drill holes from the Conoco drilling program were not cased or capped and it is not possible to re-enter any drill holes in order to re-survey them.

     The only alternative to definitively verify gamma log values or U3O8assays is to drill twin holes in selected areas. Confirmation drilling is beyond the scope of this stage of project evaluation and will be recommended in the next stage of work.

Item 17: Adjacent Properties

     The Quincy Section 24 Property (Myers, 2006) is adjacent and to the west of Section 19 and many of the ore bodies continue from one Section to the next. Section 29 mineralization is along trend of the Section 19 ore zone, but the mineralized trend crosses Section 30, and no data is available for that area. The Crownpoint uranium mineralization hosted within the Quincy Properties includes at least 23.638 million tons at an overall average grade of 0.1% eU3O8 (Table 17-1).

Table 17-1
Indicated Resource of Quincy's Crownpoint Properties.

	Million Tons	Grade % eU3O8	Millions of Pounds of U3O8	# of Core Drill holes	Approximate Drill hole Spacing
Sec. 19	2.80	0.0914	5.634	162	200 Feet
Sec. 29 W/2	4.26	0.0857	8.038	163	200 Feet
Sec. 24 SE/4	4.75	0.1041	9.966	157	200 Feet
Total	11.81	0.1	23.638	482	200 Feet

Item 18: Mineral Processing and Metallurgical Testing

     The uranium mineralization in the Crownpoint area is amenable to in situ leach (ISL) technology. Considerable research has been completed on ISL and several mines are currently under production in the United States. HRI has applied for mining permits in the Crownpoint and the nearby Church Rock areas in preparation for ISL mining. A detailed description of ISL mining techniques was described in the EIS report prepared by HRI (NUREG 1508, 2002).

     The ISL process involves the in situ leaching of soluble minerals in an injected fluid consisting of groundwater, oxygen, and bicarbonate. The injection fluid (lixiviant) is injected into the mineral bearing sandstone and the mineral bearing lixiviant (pregnant solution) is extracted in another well, a few hundred feet away (Fig 18-1). A field of drill holes is laid out with 4 to 5 injection wells with a single central extraction well (Fig. 18-2).

    The pregnant solution is processed on the surface to extract the uranium. The extraction process (Fig. 18-3) involves an ion exchange circuit, an elution circuit, and precipitation and drying (Fig. 18-4) (NUREG 1508, 2002) . The leaching solution would be reused after mineral extraction.

Item 19: Mineral Resource and Mineral Reserve Estimates

     The currently defined mineral resource is stated as an Indicated Resource under the definition described under NI 43-101. The density of drilling information is sufficient to interpret the mineralized horizons with a high level of confidence. The calculation of an indicated resource rather than a measured resource is due to the lack of physical samples of drill core or chips which can be re-assayed, and the inability to re-enter old drill holes to confirm gamma logs of the mineralized zones. Confirmation drill holes will be required to elevate the status of the indicated resource to a measured resource. Additional confirmation drilling and a detailed 2.5 by 2.5 by 2.5 foot three-dimensional block model generated from the cross section and bench interpretations, and evaluated with a modern mine planning software package, is necessary to provide the basis for a proven and probable mineral reserve along with detailed economic and engineering studies.

     The author prepared the estimation of mineral resources. Dr. Myers has prepared reserve and resource estimations and feasibility reports for a variety of advanced exploration projects, including uranium projects, and operating mines, over the past 16 years, which have passed technical reviews, internal, and external audits, meeting reporting requirements of the TSX, SEC, and JORC codes. The author is independent of Quincy Energy Corp as defined by NI 43-101.

     The grade of the mineralized zone was calculated as an average, bench by bench, and did not utilize any weighting factors in the calculations. The pounds of eU3O8 for each bench were tabulated along with the area and calculated volume for each bench. The total number of tons contained in the mineralized zones and the total number of pounds of eU3O8were summed and the average grade of the entire mineralized zone was calculated from these results (Table 19-1). The calculated grade is below the statistical average of the sample population above the 0.04% cutoff of eU3O8. The calculated grade utilized the average grade of the 10 foot bench composite and includes 0.5 foot intervals below the 0.04% cutoff grade causing dilution of the grade average.

Table 19-1.
2006 Crownpoint Sections 19 and 29 Resource Statement using a 0.04% U3O8
Cutoff Grade for a 10 foot Bench composite.

	Million Tons	Grade eU3O8%	Contained eU3O8 (Million Pounds)
Section 19 Indicated Resource	2.80	0.0914	5.634
Section 29 Indicated Resource	4.26	0.0857	8.038

     Definition of the mineralized zone assumed the reliability of the gamma log readings and the conversion to eU3O8values. Every effort was made to confirm the location of the mineralized zone in each drill hole and the conversion to eU3O8was also confirmed. The deposition of uranium in the Crownpoint deposit is interpreted to form nearly horizontal, bedding controlled units in the sandstone and siltstone rocks. Good continuity exists along horizontal layers between drill holes over hundreds of feet.

Cutoff Grades

     The mineralized zone was defined as mineralization above the selected cutoff grade of 0.04% eU3O8over a ten foot composite. The selection of a 0.04% eU3O8cutoff grade considers ISL recovery factors, maximizes the tonnage of mineralization, and maintains strong positive value at today's uranium price (Table 19-2). The concentration of U in the ISL solution is a function of the grade of the body being leached. Leaching is more effective in zones with a higher concentration (Fig. 19-1). A mineralized body which has an average grade of 0.05% U3O8results in a pregnant solution with a relatively low concentration of U in solution (<60 ppm). A mineralized interval with a grade of 0.15% U3O8would produce a pregnant ISL solution with approximately 175 ppm U. Economic leaching and recovery of U in an ISL setting probably requires at least 100 ppm in the recovered solution (W. McKnight pers.comm.). An average grade of 0.1% U3O8 would appear to be a reasonable lower limit for the average grade of a mineralized body. A more extensive evaluation of the cutoff grade for individual mineralized horizons, leachable thickness of mineralization, pore volume of the ore zone, and the effect of low grade material in a high grade zone, is beyond the scope of this report and will be examined in the pre-feasibility and feasibility studies.

Table 19-2.
Relationship of Cutoff Grade to Average Grade and Mineral Value at Various Uranium Prices (USD per pound).

Cutoff Grade % eU3O8	Average Grade % eU3O8 > cutoff	$Value/ton at 75% recovery and $36 U3O8	$Value/ton at 75% recovery and $40 U3O8	$Value/ton at 75% recovery and $45 U3O8
0.025%	0.109%	58.86	65.40	73.57
0.03%	0.116%	62.64	69.60	78.30
0.04%	0.132%	71.28	79.20	89.10
0.05%	0.147%	79.38	88.20	99.23

     The sample population of eU3O8values forms a log normal distribution (Fig. 19-2) with a range from 0% to a high of 1.037% in Section 29 and as high as 1.174% in Section 19 (Table 19-3). The mean of both populations is about 0.027% and the standard deviation is 0.068. The sample population above the cutoff grade of 0.04% shows a mean of 0.139% in Section 29 and 0.132% in Section 19 and a standard deviation of 0.018% and 0.015% respectively. The calculated average grade of the indicated resource is less than the statistical average of the sample population above the 0.04% cutoff due to internal low grade "waste" include in the 10 foot bench composite grade average. The low grade material within an ore zone cannot be segregated from the higher grade mineralization in an ISL mining situation and thus internal waste is an important consideration in calculating contained pounds of uranium.

Table 19-3.
Section 29 Population Statistics of eU3O8 Values at Various Cutoff Grades

Sample Population	Minimum Value %	Maximum Value %	Population Range	Mean	Standard Deviation
18207	0	1.037	1.037	0.027	0.068
2867	0.04	1.037	0.997	0.139	0.018

Section 19 Population Statistics of eU3O8 Values at Various Cutoff Grades

Sample Population	Minimum Value %	Maximum Value %	Population Range	Mean	Standard Deviation
13989	0	1.174	1.174	0.028	0.068
2438	0.04	1.174	1.134	0.132	0.015

Volume Determination of Mineralized Zone

     Cross sections with drill hole eU3O8% values were generated in the Rockworks 2004 software program from the ACCESS database. The cross sections were then interpreted by hand on a section by section basis and digitized. The sectional data was transferred to bench plans, spaced every 10 feet, and the ore zones were interpreted and digitized in order to accurately measure the area of the mineralized body outline. The measured area and volumes calculated from the benches were used to calculate the tons contained on each bench (Table 19-4). The bench plan model provided the best interpretation of the ore body as drill spacing is often insufficient to model the small lenses on cross-section.

Table 19-4a.
2006 Mineral Resource Calculations in Section 19 for bench plan maps using 10 foot spaced benches with an average Cutoff grade for the interval of approximately 0.04% eU3O8.

Bench	Area Ft2	Volume Ft3	Density	Tons	Grade %	# U3O8
4780	57927	579270	15.8/ft3	36663	0.1130%	82858
4790	123851	1238510	15.8/ft3	78387	0.1045%	163828
4800	348466	3484660	15.8/ft3	220548	0.1011%	445908
4810	229703	2297030	15.8/ft3	145382	0.1186%	344762
4820	373498	3734980	15.8/ft3	236391	0.1105%	522210
4830	339804	3398040	15.8/ft3	215066	0.1295%	557216
4840	319767	3197670	15.8/ft3	202384	0.0899%	363786
4850	347013	3470130	15.8/ft3	219628	0.1430%	628137
4860	327254	3272540	15.8/ft3	207123	0.0846%	350452
4870	234397	2343970	15.8/ft3	148353	0.1005%	298189
4880	177681	1776810	15.8/ft3	112456	0.0920%	206920
4890	224594	2245940	15.8/ft3	142148	0.0872%	247969
4900	92024	920240	15.8/ft3	58243	0.1177%	137065
4910	139721	1397210	15.8/ft3	88431	0.0747%	132141
4920	135273	1352730	15.8/ft3	85616	0.1568%	268491
4930	93343	933430	15.8/ft3	59078	0.0605%	71484
4940	205237	2052370	15.8/ft3	129897	0.0713%	185196
4950	224112	2241120	15.8/ft3	141843	0.0994%	282065
4960	46852	468520	15.8/ft3	29653	0.1010%	59899
4970	59149	591490	15.8/ft3	37436	0.0495%	37062
4980	193076	1930760	15.8/ft3	122200	0.0663%	161915
4990	93184	931840	15.8/ft3	58977	0.0533%	62909
5000		0	15.8/ft3	0	0.0000%	0
5010	40833	408330	15.8/ft4	25844	0.0470%	24293

				2,801,746	0.0914%	5,634,755

Table 19-4b.
2006 Mineral Resource Calculations in Section 29 for bench plan maps using 10 foot spaced benches with an average Cutoff grade for the interval of approximately 0.04% eU3O8.

Bench	Area Ft2	Volume Ft3	Density	Tons	Grade %	# U3O8
4800	24408	244080	15.8/ft3	15448	0.0510%	15757
4810	31596	315960	15.8/ft3	19997	0.0610%	24397
4820	0	0	15.8/ft3	0	0.0000%	0
4830	31596	315960	15.8/ft3	19997	0.0610%	24397
4840	404601	4046010	15.8/ft3	256077	0.0786%	402680
4850	286822	2868220	15.8/ft3	181533	0.1238%	449597
4860	407898	4078980	15.8/ft3	258163	0.1064%	549242
4870	671993	6719930	15.8/ft3	425312	0.0701%	596210
4880	522470	5224700	15.8/ft3	330677	0.0961%	635845
4890	443833	4438330	15.8/ft3	280907	0.0738%	414619
4900	59119	591190	15.8/ft3	37417	0.1390%	104020
4910	79188	791880	15.8/ft3	50119	0.0713%	71503
4920	48863	488630	15.8/ft3	30926	0.0610%	37730
4930	302284	3022840	15.8/ft3	191319	0.0886%	339017
4940	76071	760710	15.8/ft3	48146	0.0487%	46862
4950	172238	1722380	15.8/ft3	109011	0.0590%	128633
4960	271440	2714400	15.8/ft3	171797	0.1121%	385317
4970	412804	4128040	15.8/ft3	261268	0.0953%	498152
4980	544748	5447480	15.8/ft3	344777	0.1009%	695588
4990	597557	5975570	15.8/ft3	378201	0.0794%	600308
5000	324485	3244850	15.8/ft3	205370	0.0913%	375143
5010	278461	2784610	15.8/ft4	176241	0.1364%	480698
5020	272203	2722030	15.8/ft5	172280	0.1304%	449221
5030	354758	4687650	15.8/ft6	296687	0.1202%	713367
5040	468765	6142650	15.8/ft6	388775	0.1132%	880360
5050	614265	6142650	15.8/ft6	388775	0.0876%	681005
5060	179435	1794350	15.8/ft6	113566	0.1176%	267108
5070	275583	2755830	15.8/ft6	174420	0.1393%	485883
5080	221571	2215710	15.8/ft6	140235	0.1284%	360123
5090	342401	3424010	15.8/ft6	216709	0.0467%	202262
5100	239779	2397790	15.8/ft6	151759	0.0675%	204874
5110	20747	207470	15.8/ft6	13131	0.0600%	15757
5120	95832	958320	15.8/ft6	60653	0.0955%	115848

5130	105807	1058070	15.8/ft6	66966	0.0450%	60270
Totals				4,261,673	0.0857%	8,038,302

Density Determinations

     Conoco and HRI estimated a density factor to use in their tonnage calculations (Table 19-5). The lower density factor of 15.8 ft3/ton was used in this report.

Table 19-5.
Dry Density Values for Mineralized Sandstone

Conoco	16 ft3 /ton
HRI	15.8 ft3 /ton
Quincy (this report)	15.8 ft3 /ton

Grade Continuity

     The continuity of grade between drill holes is good at moderate to low values of eU3O8. High grade zones are limited in lateral and horizontal extent. Resource modeling for this report calculated a simple average grade for each 10 foot bench, equally weighting each drill hole to limit biasing. Clustering of drill hole data is insignificant and does not bias the bench average.

     The mineralized horizons will be mined using ISL technology. Surface access to possible production well sites are impacted by private surface ownership in most areas of Section 19 and 29 and permission will be required from the owners. Further metallurgical testing is required to define optimal leaching conditions and will be completed in subsequent programs.

Item 21: Interpretation and Conclusions

     The study completed for Quincy on the Crownpoint Section 19 and 29 Properties found the projects to be of merit and further work is recommended. Critical evaluation of the historic database generated by Conoco proved sufficient to allow the calculation of a new indicated resource of 7.06 million tons grading 0.088% eU3O8, containing 13.672 million pounds of eU3O8 in the Section 19 and 29 portions of the Quincy Crownpoint Project. This estimate is very similar to the 1979 "Reserve" estimate of Conoco and is less than the "Reserve" reported by HRI in 1999. The Conoco model calculated the "Reserve" at a higher cutoff grade than HRI for this study due to the planned mining by conventional underground methods.

      The exploration program executed by Conoco during the 1970's followed industry best practices. Drilling density and the aquisition of radiometeric downhole surveys provide sufficient information to generate a detailed volumetric model of the mineralized body and calculate an average uranium grade for the resource. Some questions exist in the detailed correlation of the equivalent uranium grades calculated from the gamma survey values and require a check assay program. The estimated uranium grades are considered to be conservative estimations of the true grade. The calculated average grade of the indicated resource is considered to be a representative yet conservative estimation of the overall mineral body.

     The objective of this report was to confirm the previous resource statement of Conoco and HRI and bring the resource to modern standards. The three dimensional model generated by the author with orthogonal cross sections and the rectification of the sections to bench plan provides a high level of confidence for the calculated volume of the ore body. The author believes that the database generated by Conoco is a truthful representation of the data and provides a database sufficient to calculate an indicated resource which meets the standards of NI 43-101.

Item 22: Recommendations

     The Crownpoint Project is considered, by the author, to be a significant uranium resource and further work is warranted. Current projections of uranium demand for energy production and related unit price projections are considered to be very positive and indicate a strong value to the property moving forward.

     Future work programs are recommended as follows:

Stage 1

Table 22-1.
Pre-Feasibility Confirmation Program.

Comprehensive sampling program of existing drill core samples with additional infill and twin diamond core holes. Assays should utilize chemical or neutron activation assay techniques in favor of a calculated estimate from gamma probe survey.	$250,000
Metallurgical Evaluation Program completing a large diameter (PQ core in ore zone) drill hole program (2 holes 4000 feet) with metallurgical tests on the core.	$250,000
Completion of geologic and mineralization model with 5 foot spaced bench plans through the mineralized zone based on the 10 foot spaced benches created for this interpretation. Shaley horizons need to be identified in detail in relation to the leachable sandstone ore zones.	$25,000
Completion of Reserve/Resource Block Model using 2.5' by 2.5' by 2.5' blocks, compositing to 5 foot benches.	$50,000
Total	$575,000

Stage 2

Table 22-2
Pre-Feasibility Study Stage 2

Follow-up exploration/infill drilling approximately 10 holes (23,000 feet).	$400,000
Updated Block Model	$50,000
Metalurgical testing	$300,000
Totals	$750,000

This proposed work program satisfies the first 2 years work commitment of Quincy.

Item 23: References

Anderson, O. J., and Lucas, G., 1995, Base of the Morrison Formation, Jurassic, of northwestern New Mexico and adjacent areas, New Mexico: Geology, v. 17, no. 3, p. 44–53.

Aubrey, W. M., 1992, New interpretations of the stratigraphy and sedimentology of uppermost Jurassic to lowermost Upper Cretaceous strata in the San Juan Basin of northwestern New Mexico: U.S. Geological Survey Bulletin B 1808-J, p. J1–J17.

Brister, B.S. and G.K Hoffman, 2002, Fundamental Geology of the San Juan Basin Energy Resources. In New Mexico's Energy, Present and Future. B.S. Brister and L.G. Price editors, New Mexico Bureau of Geology and Mineral Resources Decision Makers Field Conference. pp. 21-25.

Chenoweth, W.L. and H. K. Holen, 1980. Exploration in Grants Uranium Region since 1963, In Geology and Mineral Technology of the Grants Uranium Region 1979. Edited by C. A. Rautman. New Mexico Bureau of Mines and Mineral Resources, Memoir 38, pp. 17-21.

Dam, W. L., Kernodle, J. M., Thorn, C. R., Levings, G. W., and Craigg, S. D., 1990, Hydrogeology of the Morrison Formation in the San Juan structural basin, New Mexico, Arizona, and Utah: U.S. Geological Survey, Hydrologic Investigations Atlas, HA-0720-J, 2 sheets.

EPA, 1994, Title 40, Code of Federal Regulations. U.S. Government Printing Office, Washington D.C.

Hilpert, L. S. 1963. “Regional and Local Stratigraphy of Uranium-BearingRocks.” In Geology and Technology of the Grants Uranium Region. Edited by V. C. Kelley. New Mexico Bureau of Mines and Mineral Resources, Memoir 15, pp. 6-18.

Hilpert, L. S. 1969. Uranium Resources of Northwestern New Mexico. U.S. Geological Survey Professional Paper 603.

Kernodle, J. M., 1996, Hydrogeology and steady-state simulation of ground-water flow in the San Juan Basin, New Mexico, Colorado, Arizona, and Utah: U.S. Geological Survey, Water-Resources Investigations Report 95-4187, 117 p.

Myers, Gregory, 2006, Technical Report of the Section 24 Portion of the Crownpoint Property McKinley County, New Mexico, 43-101 Report for Quincy Energy Corp, March 2, 2006.

NUREG 1508, 2002, Final Environmental Impact Statement to Construct and Operate the Crownpoint Uranium Solution Mining Project, Crownpoint, New Mexico.

Peterson, R. J., 1980. Geology of Pre-Dakota Uranium Geochemical Cell, Section 13, T16N, R17W, Church Rock Area, McKinley County. In Geology and Mineral Technology of the Grants Uranium Region 1979. Edited by C.A. Rautman. New Mexico Bureau of Mines and Mineral Resources, Memoir 38, pp. 131-138.

Ristorcelli, S.J. 1980. Geology of Eastern Smith Lake Ore Trend, Grants Mineral Belt. In Geology and Mineral Technology of the Grants Uranium Region 1979. Edited by C.A. Rautman. New Mexico Bureau of Mines and Mineral Resources, Memoir 38, pp. 145-152.

Robertson, J.F. 1986. Geologic Map of the Crownpoint Quadrangle, New Mexico. U.S. Geological Survey Geologic Quadrangle Map GQ-1596.

Stone, W.J., Lyford, F.P., Frenzel, P.F., Mizell, N.H. and Padgett, E.T. 1983. Hydrogeology and water resources of San Juan Basin, New Mexico. New Mexico Bureau of Mines and Mineral Resources, Hydrologic Report 6, 70 p.

Tremain, C.M., S.E. Laubach, and N.H. Whitehead, III, 1994, Fracture (cleat) patterns in Upper Cretaceous Fruitland Formation coal seams, San Juan basin, in W.B. Ayers, Jr. and W.R. Kaiser, eds., Coalbed methane in the Upper Cretaceous Fruitland Formation, San Juan basin, New Mexico and Colorado: New Mexico Bureau of Mines and Mineral Resources, Bulletin 146, p. 87-102.

Turner-Peterson, C. E., 1987, Sedimentology of the Westwater Canyon and Brushy Basin Members, Upper Jurassic Morrison Formation, Colorado Plateau, and relationship to uranium mineralization: University of Colorado, Ph.D. dissertation, 169 p.

Item 26: Illustrations

The following figures accompany the report and are designated by the Item to which they refer and the figure number in that Item.

Figure 6-1	Property Location Map
Figure 6-2.	Claim Map in local and UTM space with Township, Range, and Sections
Figure 6-3	Location of mineral zone and claim block
Figure 7-1.	Topographic map of the Property Area
Figure 9-1	Regional Tectonic Map
Figure 9-2	Regional Geologic Cross-Section
Figure 9-3	Stratigraphic Column
Figure 9-4.	Regional Geologic Map
Figure 9-5	Example of a Gamma-Resistivity Log of Drill hole 142 Section 29
Figure 10-1	Idealized Mineralization Model of a Roll-Front Uranium Deposit
Figure 13-1.	Drill hole Location Map Section 19
Figure 13-2	Drill hole Location Map Section 29
Figure 18-1	Schematic Extraction Well Configuration
Figure 18-2	Typical Well Field Layout
Figure 18-3	Extraction Process Flow Sheet
Figure 18-4	Layout of Extraction Plant
Figure 19-1.	Uranium Concentration in Pregnant Solution versus Head Grade
Figure 19-2.	Cumulative Histogram of eU3O8 values

Figures included in the Appendices

Figure A-1	Bench 4780 Section 19
Figure A-2.	Bench 4800 Section 19
Figure A-3	Bench 4820 Section 19
Figure A-4	Bench 4840 Section 19
Figure A-5	Bench 4860 Section 19
Figure A-6	Bench 4880 Section 19
Figure A-7	Bench 4900 Section 19
Figure A-8	Bench 4920 Section 19
Figure A-9	Bench 4940 Section 19
Figure A-10	Bench 4960 Section 19
Figure A-11	Bench 4980 Section 19
Figure B-1	Bench 4840 Section 29
Figure B-2	Bench 4860 Section 29
Figure B-3	Bench 4880 Section 29
Figure B-4	Bench 4900 Section 29
Figure B-5	Bench 4920 Section 29
Figure B-6	Bench 4940 Section 29
Figure B-7	Bench 4960 Section 29
Figure B-8	Bench 4980 Section 29

Figure B-9	Bench 5000 Section 29
Figure B-10	Bench 5020 Section 29
Figure B-11	Bench 5040 Section 29
Figure B-12	Bench 5060 Section 29
Figure B-13	Bench 5080 Section 29
Figure B-14	Bench 5100 Section 29
Figure B-15	Bench 5120 Section 29

108°
N
Paradox Basin
La Plata
San Juan Uplift
Utah
Colorado
Arizona
New Mexico
Brazos Uplift
Chama Embayment
Four Corners Platform
Farmington
San Juan Basin
Jemez Mtn
Caldera
36°
Cuba
36°
Nacimiento Uplift
Defiance Uplift
Chaco Slope
Gallup
Crownpoint
Grants
Zuni Uplift
Albuquerque
Puerco Platform
Zuni
Embayment
Acoma
Embayment
Lucero
Uplift
108°

Figure 9-1.
Generalized structure of the San Juan Basin and surrounding zones of uplift (modified after and Tremain et. al., 1994).

SYSTEM
ROCK UNIT
THICKNESS
CRETACEOUS SYSTEM
JURASSIC SYSTEM
MESA VERDE GROUP
HOSTA MEM.
100' Kpih
Massive, clean white to buff, fine to medium grained, cliff forming sandstone, partial section present.
CREVASSE
GIBSON COAL MEMBER
235' Kcg
Interbedded sandstone, siltstone, shale, and coal beds mostly gray to black in subsurface; tan, yellow, and black in outcrop.
CANYON
DALTON Ss. MBR.
60' Kcda
Chiefly light gray to tan, very fine to fine grained marine sandstones.
FORMATION
MULATTO TONGUE OF THE MANCOS SHALE
340' Kmm
Light to dark gray shale, siltstone, and some marine sandstones.
STRAY Ss.
65' Kcs
Light gray to white, medium-grained, well sorted sandstone.
DILCO COAL MEMBER
110' Kcdl
Interbedded light gray sandstone, siltstone, carbonaceous shale, and coal beds.
GALLUP FORMATION
MAIN BODY OF GALLUP Ss.
90' Kg
Light gray, fine grained, well sorted sandstone.
LOWER GALLUP Ss.
20'
MANCOS SHALE FORMATION
MAIN BODY OF MANCOS SHALE
650' Km
Limey, light gray to black marine shale interbedded infrequently with limestone and some gypsum. Fossiliferous Juana Lopez Member occurs near middle of section.
TWO WELLS Ss. MBR.
30' Kdt
Light gray to tan, fine-grained, well sorted sandstone
WHITE WATER ARROYO SHALE MEMBER
90' Kmw
Light to dark gray shale and siltstone.
DAKOTA FORMATION
160' Kd
Light gray to tan, fine to medium grained, well sorted sandstone with some interbedded shale and siltstone.
BRUSHY BASIN SHALE MBR.
115' Jmbb
Grayish green to green mudstone with occasional discontinuous lenses of sandstone.
MORRISON FORMATION
WESTWATER CANYON SANDSTONE MEMBER
320' Jmw
Gray to light grayish red to pink locally conglomeratic, fine to coarse-grained feldspathic, poorly sorted sandstone with fairly continuous to discontinuous mudstone lenses.
RECAPTURE SHALE MEMBER
255' Jmr
Gray to gray green to red shaley siltstone and mudstone with sandstone lenses.
BLUFF SANDSTONE FORMATION
>50' Jb
Light gray to tan fine to medium grained sandstone.

Easting (Feet)
Northing (Feet)
N
Easting (Feet)
Northing (Feet)

Figure 13.2.
Drill hole locations in the west half of Section 29.

Recovery Trunkline
Injection Trunkline
Wellfield Building
To Processing Plant
Oxygen
Outline of Pattern
5-Spot Pattern
Injection Well (Located at Each Grid Intersection)
Recovery Well (Located at Each Grid Center)
400 Ft.
Patterns Repeat Through Wellfield
400 Ft.
7-Spot Pattern
Edge of Wellfield Area
Injection/Recovery Wells
Ore Zone Monitor Wells
Shallow Zone Monitor Wells (One Per 4 Acres)
Inset: 5-Spot Pattern
Groundwater Flow

Figure 18-2

Schematic diagram of a well field showing injection and production well patterns, monitor wells, manifold building, and pipelines (NUREG 1508, 2002).

Yellowcake Drum Storage
Shower
Office
Dryer Room
Yellowcake Storage
Filter Press
Sump Pits
Yellowcake Slurries
Elution Columns
Barren Eluants
Sump Pits
IX Columns
Injector Pumps
Sand Filters
Final Filters 3.5 Diameter
Platform
RO IX Columns
RO Sand Filters
Low Pressure Pumps
RO Unit
RO Unit
RO Water Storage
Sump Pits
$NaHCO_3$ Mix Tank
Cleaner Tanks

Figure 18-4

Layout of the planned HRI/URI main processing plant (NUREG 1508, 2002).

Mean
(0.544)
M+1SD
(0.7173)
M+2SD
(0.8907)
M+3SD
(1.064)
0.0
2.5
5.0
7.5
10.0
12.5
15.0
17.5
20.0
0.4
0.5
0.6
0.7
0.8
0.9
1.0
1.1

Figure 19-2

Histogram of the assay population in Section 19 above the cutoff of 0.04% eU_3O_8.

M-1SD
(0.3983)
Mean
(0.5487)
M+1SD
(0.6992)
M+2SD
(0.8496)
M+3SD
(1.0001)
0.0
2.5
5.0
7.5
10.0
12.5
0.4
0.5
0.6
0.7
0.8
0.9
1.0

Figure 19-3

Histogram of the assay population in Section 29 above the cutoff of 0.04% eU_3O_8.

Gregory Myers Ph.D.
18926 240th Ave NE
Woodinville, WA 98077
AusIMM Chartered Professional Geologist
Washington State Professional Geologist
(425) 788-7144
glm3054@aol.com

CERTIFICATE of AUTHOR

I, Gregory Myers do hereby certify that:

1. I am Chief Geologist and President of:
Dorado Minerals
18926 240th Ave NE
Woodinville, WA 98077
(425) 788-7144

2. I graduated with a Doctor of Philosophy degree in Economic Geology from Washington State University in 1993 In addition, I have obtained a Master of Science degree in Economic Geology from the University of Alaska in 1985 and a Bachelor of Science degree in Geology from the University of Alaska in 1981

3. I am a Member and Chartered Professional Geologist of the Australian Institute of Mining and Metallurgy and a Washington State Professional Geologist

4. I have worked as a geologist for a total of 20 years since my graduation from university.

5. I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6. I am responsible for the preparation of the technical report titled Technical Report of the Section 19 and 29 Portions of the Crownpoint Property, McKinley County, New Mexico. I visited the Crownpoint property on September 17, 2005.

7. I have not had prior involvement with the property that is the subject of the Technical Report.

8. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files or on their website.

Dated this 7 Day of April, 2006.

Appendix A.

Representative Section 19 Bench Plans showing mineralized bodies above cutoff value of 0.04% eU3O8. Local mine grid coordinates are listed across the bottom of each section.Bench elevations are in feet. The mineralized zone is in red.

Northing (Feet)
Easting (Feet)
Easting (Feet)
Northing (Feet)
N
B C D E F G H I J K L M
14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40

Figure A-1.
Mineralized zone (in red) Bench 4780 Section 19.

Northing (Feet)
Easting (Feet)
N
B
C
D
E
F
G
H
I
J
K
L
M
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40

Figure A-2
Mineralized zone (in red) Bench 4800 Section 19.

Northing (Feet)
Easting (Feet)
N
B C D E F G H I J K L M
14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40

Figure A-3.
Mineralized zone (in red) Bench 4820 Section 19.

Northing (Feet)
Easting (Feet)
N
B
C
D
E
F
G
H
I
J
K
L
M
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40

Figure A-4.
Mineralized zone (in red) Bench 4840 Section 19.

Easting (Feet)
Northing (Feet)
N
14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40
B C D E F G H I J K L M

Figure A-5
Mineralized zone (in red) Bench 4860 Section 19.

Northing (Feet)
Easting (Feet)
N
14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40
B C D E F G H I J K L M

Figure A-6
Mineralized zone (in red) Bench 4880 Section 19.

Northing (Feet)
Easting (Feet)
B C D E F G H I J K L M
14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40
N

Figure A-7.
Mineralized zone (in red) Bench 4900 Section 19.

Northing (Feet)
Easting (Feet)
B
C
D
E
F
G
H
I
J
K
L
M
14
15
16
17
18
19
20
21
22
23
24
25
26
27
28
29
30
31
32
33
34
35
36
37
38
39
40
N

Figure A-8.
Mineralized zone (in red) Bench 4920 Section 19.

Appendix B.

Representative Section 29 Bench Plans showing mineralized bodies above cutoff value of 0.04% eU3O8. Local mine grid coordinates are listed across the bottom of each section.Bench elevations are in feet. The mineralized zone is in red.

Easting (Feet)
Northing (Feet)
29-4860
N
41
42
43
44
45
46
47
48
49
50
51
52
53
54
N
O
P
Q
R
S
T
U
V
W
X
Y
Z
AA
AB
AC

Figure B-2.
Mineralized zone (in red) Bench 4860 Section 29.

Easting (Feet)
Northing (Feet)
29-4940
N
41 42 43 44 45 46 47 48 49 50 51 52 53 54
N O P Q R S T U V W X Y Z AA AB AC

Figure B-6.
Mineralized zone (in red) Bench 4940 Section 29.

Easting (Feet)
41 42 43 44 45 46 47 48 49 50 51 52 53 54
N O P Q R S T U V W X Y Z AA AB AC
29-4960
N
Northing (Feet)
Northing (Feet)
Easting (Feet)

Figure B-7.
Mineralized zone (in red) Bench 4960 Section 29.

Easting (Feet)
29-4980
Northing (Feet)

Figure B-8.
Mineralized zone (in red) Bench 4980 Section 29.

Easting (Feet)
29-5000
N
Northing (Feet)
Easting (Feet)
Northing (Feet)

Figure B-9.
Mineralized zone (in red) Bench 5000 Section 29.

Easting (Feet)
41 42 43 44 45 46 47 48 49 50 51 52 53 54
N O P Q R S T U V W X Y Z AA AB AC
29-5020
N
Northing (Feet)
Northing (Feet)
Easting (Feet)

Figure B-10.
Mineralized zone (in red) Bench 5020 Section 29.

Easting (Feet)
41
42
43
44
45
46
47
48
49
50
51
52
53
54
N
O
P
Q
R
S
T
U
V
W
X
Y
Z
AA
AB
AC
29-5040
N
Northing (Feet)
Northing (Feet)
Easting (Feet)

Figure B-11.
Mineralized zone (in red) Bench 5040 Section 29.

Easting (Feet)
41 42 43 44 45 46 47 48 49 50 51 52 53 54
N O P Q R S T U V W X Y Z AA AB AC
29-5080
N
Northing (Feet)
Northing (Feet)
Easting (Feet)

Figure B-13.
Mineralized zone (in red) Bench 5080 Section 29.

Easting (Feet)
Northing (Feet)
29-5100
N
41
42
43
44
45
46
47
48
49
50
51
52
53
54
N
O
P
Q
R
S
T
U
V
W
X
Y
Z
AA
AB
AC

Figure B-14.
Mineralized zone (in red) Bench 5100 Section 29.